Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

Three-month and nine-month periods ended November 30, 2016 and 2015 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at November 30, 2016 and February 29, 2016

	November 30,	February 29,
	2016	2016
Assets

Current assets:
Cash	$5,136,904	$5,472,927
Short-term investments	4,678,993	7,527,115
Trade and other receivables	13,706,707	10,079,073
Tax credits receivable	744,029	785,266
Prepaid expenses	608,409	1,091,374
Inventories (note 5)	14,000,589	18,119,480
	38,875,631	43,075,235

Restricted short-term investments (notes 9 and 18)	2,786,000	3,000,449
Property, plant and equipment (note 6)	45,975,170	45,547,665
Intangible assets (notes 7 and 8)	12,368,847	6,825,156
Goodwill (note 4)	6,750,626	6,816,139
Long-term receivable (note 8)	2,685,800	–
Tax credits recoverable	152,464	152,464
Deferred tax assets	388,512	453,980
Other financial assets (note 18)	58,489	174,479
Total assets	$110,041,539	$106,045,567

Liabilities and Equity

Current liabilities:
Trade and other payables	$9,470,522	$9,817,787
Loans and borrowings (note 9)	8,470,883	7,527,359
Deferred revenues	883,571	741,079
Income taxes payable	–	301,287
	18,824,976	18,387,512

Deferred lease inducements	346,242	390,759
Long-term payables (note 8)	1,325,877	–
Loans and borrowings (note 9)	17,815,145	20,154,023
Other financial liabilities (note 18)	298,764	188,392
Total liabilities	38,611,004	39,120,686

Equity:
Share capital	127,201,343	127,201,343
Warrants (note 10)	648,820	648,820
Contributed surplus	33,571,432	29,871,114
Accumulated other comprehensive loss	(438,862)	(352,396)
Deficit	(96,586,912)	(103,923,751)
Total equity attributable to equity holders of the Corporation	64,395,821	53,445,130

Non-controlling interest (note 11)	3,771,908	7,931,269
Subsidiary warrants and options (note 11)	3,262,806	5,548,482
Total equity attributable to non-controlling interest	7,034,714	13,479,751
Total equity	71,430,535	66,924,881

Commitments and contingencies (note 17)
Total liabilities and equity	$110,041,539	$106,045,567

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Revenue from sales	$11,772,306	$5,081,075	$34,219,221	$11,672,303
Royalty revenues	368,325	438,887	769,276	929,741
Total revenues	12,140,631	5,519,962	34,988,497	12,602,044

Cost of sales (note 5)	(8,687,765)	(3,869,124)	(25,425,075)	(11,098,686)
Gross margin	3,452,866	1,650,838	9,563,422	1,503,358

Research and development expenses, net of tax credits of $32,772 and $98,315 (2015 - $30,153 and $94,107)	(1,443,245)	(1,960,759)	(5,026,234)	(5,220,547)
Selling, general and administrative expenses	(5,340,792)	(3,305,364)	(12,449,314)	(10,225,316)
Other income – royalty settlement (note 8)	13,117,000	–	13,117,000	–
Other income – insurance recoveries	–	500,000	–	1,224,259
Income (loss) from operating activities	9,785,829	(3,115,285)	5,204,874	(12,718,246)

Finance income (note 12)	238,770	185,140	97,700	1,313,504
Finance costs (note 12)	(620,442)	(334,000)	(1,902,324)	(999,293)
Change in fair value of derivative assets and liabilities (note 18)	(199,665)	336,588	(139,896)	1,953,694
	(581,337)	187,728	(1,944,520)	2,267,905
Income (loss) before income tax	9,204,492	(2,927,557)	3,260,354	(10,450,341)

Income tax recovery (expense) (note 15)	216,650	–	(82,876)	–
Net income (loss)	9,421,142	(2,927,557)	3,177,478	(10,450,341)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (note 18)	$(38,960)	$(73,050)	$(112,010)	$(86,697)
Net change in unrealized losses on derivatives designated as cash flow hedges (note 18)	11,622	–	25,544	–
Total other comprehensive loss	(27,338)	(73,050)	(86,466)	(86,697)

Total comprehensive income (loss)	$9,393,804	$(3,000,607)	$3,091,012	$(10,537,038)

Net income (loss) attributable to:
Equity holders of the Corporation	$10,684,747	$(1,775,860)	$7,336,839	$(8,085,115)
Non-controlling interest	(1,263,605)	(1,151,697)	(4,159,361)	(2,365,226)
Net income (loss)	$9,421,142	$(2,927,557)	$3,177,478	$(10,450,341)

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$10,657,409	$(1,848,910)	$7,250,373	$(8,171,812)
Non-controlling interest	(1,263,605)	(1,151,697)	(4,159,361)	(2,365,226)
Total comprehensive income (loss)	$9,393,804	$(3,000,607)	$3,091,012	$(10,537,038)

Basic and diluted income (loss) per share	$0.14	$(0.02)	$0.09	$(0.11)

Basic weighted average number of common shares	77,945,548	75,366,781	77,945,548	75,360,696
Diluted weighted average number of common shares (note 14)	78,178,058	75,366,781	78,093,508	75,360,696

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Nine-month periods ended November 30, 2016 and 2015

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive income (loss)
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants and options	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net income (loss) for the period	–	–	–	–	–	–	7,336,839	7,336,839	–	(4,159,361)	(4,159,361)	3,177,478
Other comprehensive (loss) income for the period	–	–	–	–	(112,010)	25,544	–	(86,466)	–	–	–	(86,466)
Total comprehensive income (loss) for the period	–	–	–	–	(112,010)	25,544	7,336,839	7,250,373	–	(4,159,361)	(4,159,361)	3,091,012

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	984,786	–	–	–	984,786	429,856	–	429,856	1,414,642
Total contributions by and distribution to equity holders	–	–	–	984,786	–	–	–	984,786	429,856	–	429,856	1,414,642

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 11 (a)(i))	–	–	–	2,715,532	–	–	–	2,715,532	(2,715,532)	–	(2,715,532)	–
Total changes in ownership interest in subsidiaries	–	–	–	2,715,532	–	–	–	2,715,532	(2,715,532)	–	(2,715,532)	–

Total transactions with equity holders	–	–	–	3,700,318	–	–	–	3,700,318	(2,285,676)	–	(2,285,676)	1,414,642

Balance at November 30, 2016	77,945,548	$127,201,343	$648,820	$33,571,432	$(427,357)	$(11,505)	$(96,586,912)	$64,395,821	$3,262,806	$3,771,908	$7,034,714	$71,430,535

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Nine-month periods ended November 30, 2016 and 2015

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive income (loss)
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants and options	Non- controlling interest	Total	Total equity
Balance at February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$–	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	–	(8,085,115)	(8,085,115)	–	(2,365,226)	(2,365,226)	(10,450,341)
Other comprehensive loss for the period	–	–	–	–	(86,697)	–	–	(86,697)	–	–	–	(86,697)
Total comprehensive loss for the period	–	–	–	–	(86,697)	–	(8,085,115)	(8,171,812)	–	(2,365,226)	(2,365,226)	(10,537,038)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	971,524	–	–	–	971,524	313,133	–	313,133	1,284,657
Exercise of Neptune series 2011-1 warrants	33	535	–	–	–	–	–	535	–	–	–	535
RSUs released	15,625	51,875	–	(51,875)	–	–	–	–	–	–	–	–
Total contributions by and distribution to equity holders	15,658	52,410	–	919,649	–	–	–	972,059	313,133	–	313,133	1,285,192

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 11(a))	–	–	–	(4,727)	–	–	–	(4,727)	–	24,102	24,102	19,375
Expiry of Acasti options (note 11(a)(v))	–	–	–	635,075	–	–	–	635,075	(635,075)	–	(635,075)	–
Acasti RSUs released (note 11(a)(iv))	–	–	–	466,063	–	–	–	466,063	(490,578)	24,515	(466,063)	–
Total changes in ownership interest in subsidiaries	–	–	–	1,096,411	–	–	–	1,096,411	(1,125,653)	48,617	(1,077,036)	19,375

Total transactions with equity holders	15,658	52,410	–	2,016,060	–	–	–	2,068,470	(812,520)	48,617	(763,903)	1,304,567

Balance at November 30, 2015	75,366,781	$123,738,370	$648,820	$29,550,742	$(217,947)	$–	$(104,538,877)	$49,181,108	$5,594,749	$8,849,423	$14,444,172	$63,625,280

See accompanying notes to unaudited consolidated interim financial statements.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Cash flows from (used in) operating activities:
Net income (loss) for the period	$9,421,142	$(2,927,557)	$3,177,478	$(10,450,341)
Adjustments:
Depreciation of property, plant and equipment	621,095	590,940	1,841,649	1,747,282
Amortization of intangible assets	275,089	29,201	648,399	84,353
Impairment loss related to intangible assets	–	–	–	103,006
Stock-based compensation	469,950	441,363	1,414,642	1,284,657
Recognition of deferred revenues	(32,985)	(111,200)	(364,404)	(529,532)
Amortization of deferred lease inducements	(14,839)	(14,839)	(44,517)	(44,516)
Net finance expense (income)	581,337	(187,728)	1,944,520	(2,267,905)
Realized foreign exchange gain	146,250	43,527	160,623	226,623
Income tax expense (recovery)	(216,650)	–	82,876	–
	11,250,389	(2,136,293)	8,861,266	(9,846,373)
Changes in operating assets and liabilities (note 16)	(11,525,745)	2,433,526	(6,593,182)	2,193,083
Income taxes received (paid)	25,672	–	(318,695)	–
	(249,684)	297,233	1,949,389	(7,653,290)

Cash flows from (used in) investing activities:
Acquisition of an investment in a public company	–	–	–	(112,000)
Maturity of short-term investments	4,787,056	5,854,550	17,999,146	19,825,600
Acquisition of short-term investments	(4,725,908)	–	(15,116,531)	(4,993,600)
Interest received	4,291	20,431	27,934	176,260
Acquisition of property, plant and equipment	(892,218)	(161,243)	(2,043,407)	(1,011,538)
Acquisition of intangible assets	(3,467)	(50,112)	(9,487)	(99,818)
	(830,246)	5,663,626	857,655	13,784,904

Cash flows used in financing activities:
Variation of the bank line of credit	160,000	–	30,000	–
Repayment of loans and borrowings	(1,323,971)	(5,741)	(5,257,041)	(16,936)
Increase in long-term debt, net of finance costs	(8,723)	–	3,666,311	–
Interest paid	(501,901)	(225,500)	(1,562,021)	(679,617)
Proceeds from exercise of subsidiary call-options, warrants and options	–	–	–	19,375
Proceeds from exercise of warrants and options	–	–	–	535
	(1,674,595)	(231,241)	(3,122,751)	(676,643)
Foreign exchange gain (loss) on cash held in foreign currencies	83,176	17,971	(20,316)	100,238
Net increase (decrease) in cash	(2,671,349)	5,747,589	(336,023)	5,555,209
Cash beginning of period	7,808,253	4,060,693	5,472,927	4,253,073
Cash, end of period	$5,136,904	$9,808,282	$5,136,904	$9,808,282

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

1.       Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti"). The Corporation focuses on the commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries and on the development of a drug candidate through Acasti. Beginning in fiscal 2017, the Corporation’s fiscal year will end on March 31, 2017. As a result, fiscal 2017 will be a transition year and will include 13 months of operations, beginning on March 1, 2016 and ending on March 31, 2017.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® is also sold as a turnkey solution to distributors.

Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. Acasti is currently in the process of raising additional funds, but if Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectations that they will be able to raise additional funds, assuming the successful completion of Acasti’s previously announced financing initiatives.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2 for the basis of preparation of the consolidated financial statements.

2.       Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 29, 2016.

The consolidated interim financial statements were approved for issue by the Board of Directors on January 12, 2017.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

2.       Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 13);

•	Available for sale financial assets which are measured at fair value (note 18);

•	Derivative financial instruments which are measured at fair value (note 18); and

•	Derivative warrant liabilities which are measured at fair value (note 18).

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (see note 17);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 11 (a)); and

•	Assessing the criteria for recognition of tax assets and investment tax credits (note 15).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 18) and stock-based compensation (note 13);

•	Valuation of inventories (note 5). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required; and

•	Estimating the recoverable amount of non-financial assets.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

3.       Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 29, 2016:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the amendments to the standard has not yet been determined.

4.       Business acquisition:

On January 7, 2016, the Corporation completed the acquisition of all of the outstanding shares of privately held Biodroga. The purchase price was established at $14,700,523, consisting of $7,500,000 paid in cash at closing, a balance of purchase price of $3,750,000 bearing interest and payable over a period of three years and $3,450,523 worth of Neptune common shares issued at closing. The balance of purchase price was subjected to post-closing adjustments based on the Net Asset Value at October 31, 2015.

As at August 31, 2016, the assessment of the estimated fair values of assets acquired, liabilities assumed and consideration transferred have been finalized, the balance of purchase price has been reduced by $65,513, with a corresponding decrease to goodwill.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

5.       Inventories:

	November 30, 2016	February 29, 2016

Raw materials	$8,033,415	$9,424,542
Work in progress	870,197	1,379,803
Finished goods	4,288,845	6,688,353
Supplies and spare parts	808,132	626,782
	$14,000,589	$18,119,480

For the three-month period ended November 30, 2016, the cost of sales of $8,687,765 ($3,869,124 for the three-month period ended November 30, 2015) was comprised of inventory costs of $8,600,071 ($3,852,114 for the three-month period ended November 30, 2015) which consisted of raw materials, consumables and changes in work in progress and finished goods and other costs of $87,694 ($17,010 for the three-month period ended November 30, 2015).

For the nine-month period ended November 30, 2016, the cost of sales of $25,425,075 ($11,098,686 for the nine-month period ended November 30, 2015) was comprised of inventory costs of $25,210,348 ($9,367,715 for the nine-month period ended November 30, 2015) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory write-down of nil ($945,273 for the nine-month period ended November 30, 2015), other costs of $214,727 ($2,191,335 of other costs and unallocated production overheads for the nine-month period ended November 30, 2015) and reversal of write-down on inventory of nil ($1,405,637 for the nine-month period ended November 30, 2015).

6.       Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
February 29, 2016	$228,630	$21,288,096	$23,714,817	$240,782	$75,340	$45,547,665
November 30, 2016	228,630	20,665,426	24,756,645	204,788	119,681	45,975,170

7.       Intangible assets:

	Non-compete	Customer		License
	agreements	relationship	Patents	agreements	Trademarks	Total

Net carrying amounts:
February 29, 2016	$378,000	$4,031,800	$730,293	$1,534,774	$150,289	$6,825,156
November 30, 2016	279,000	3,724,900	657,374	7,549,924	157,649	12,368,847

During the three-month period ended November 30, 2016, license agreements were signed for a value of $6,182,603 (see note 8).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

8.       Long-term receivable and payables

On September 30, 2016, Neptune and Aker BioMarine (“Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquires rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. As at September 30, 2016, Neptune has recorded a royalty settlement income of $13,117,000 and an intangible asset of $5,246,800, which will be amortized over a period of 12 years.

Accounts receivable and payable related to this agreement are presented on a net basis as they are to be settled on a net basis. Of the $8,057,400 receivable as at November 30, 2016, $5,371,600 is presented in trade and other receivable in the consolidated interim statement of financial position. Legal fees related to the settlement amounted to $1,500,956 and are recorded in Selling, general and administrative expenses in the consolidated interim statement of earnings and comprehensive loss.

Also, on September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune has recorded an intangible asset of US$850,000 ($935,803 at the discounted fair value) and a long-term payable of the same amount. In connection with this agreement, Neptune must also pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 11 years. A royalty fee payable to Ingenutra Inc. of $71,414 has been recorded for the three-month and nine-month periods ended November 30, 2016 according to the previous arrangement between the parties that was limited to North America.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

9.        Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	November 30, 2016	February 29, 2016

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015, bearing interest at 7% until December 2015 and amended to bear interest at 8% starting January 2016, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, excluding Biodroga, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019.	$9,339,561	$11,568,240
Loan, bearing interest at prime rate plus 3.25% (plus 2.50% from October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,814,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investments as pledge for the loan. On December 1st, 2016, $650,000 of the investment has been used to reduce the principal. Amounts received are net of transaction costs of $197,789.	6,424,378	7,212,925
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, secured through a second-ranking mortgage on all assets, current and future, movable and immovable, and corporeal and incorporeal, excluding Biodroga, reimbursable in monthly principal payments of 63,636 GBP starting in July 2017, over a 33-month period. Amounts received are net of transaction costs of $155,389.	3,585,533	–
Balance of purchase price of $3,684,487 (note 4) due to previous owners of Biodroga. An amount of S1,105,346 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,579,140 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018.	3,309,487	3,750,000
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 and disbursed as at February 28, 2015, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to March 2021. The cash contribution received has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants.	2,504,114	2,789,194
Loan bearing interest at 5% entirely paid in the first two quarters of fiscal 2017.	–	1,250,000
Bank line of credit amounting to $1,800,000, bearing interest at prime rate plus 1%.	1,070,000	1,040,000
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	52,955	71,023

	26,286,028	27,681,382
Less current portion of loans and borrowings	8,470,883	7,527,359
Loans and borrowings	$17,815,145	$20,154,023

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

10.       Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2016 and February 29, 2016:

		November 30, 2016		February 29, 2016

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-2 and 2011-3 warrants expired (ii)	–	–	84,417	–
	750,000	$648,820	834,417	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.
(ii)	Expired on April 12, 2016.

11.       Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)       Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis because, among other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. Both as at November 30, 2016 and February 29, 2016, Neptune owns 47.28% (36.26% and 36.69% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the nine-month period ended November 30, 2016, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of $2,715,532.

During the nine-month period ended November 30, 2015, the Corporation’s participation in Acasti changed as follows:

(ii)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 75,000 Acasti shares from Neptune and cash proceeds to Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounted to $23,413.

(iii)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 2,500 Acasti shares by Acasti and cash proceeds to Acasti of $625. The impact of these options exercised on the non-controlling interest amounted to $689.

(iv)	Acasti released 169,750 restrictive share units (RSU) to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these RSU released on the non-controlling interest amounted to $(466,063).

(v)	Acasti options expired, which impacted the non-controlling interest for an amount of $635,075.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

11.       Non-controlling interests ("NCI") (continued):

(b)	Subsidiary warrants and options:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

		November 30, 2016		February 29, 2016

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 13 (d))	1,004,851	$2,397,324	454,151	$3,904,154
Call-options (note 13 (f))	145,750	865,482	292,850	1,644,328
	1,150,601	$3,262,806	747,001	$5,548,482

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		November 30, 2016		February 29, 2016

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified (592,500 held by Neptune) (i)	18,400,000	$58,079	18,400,000	$151,343
Series 9 - Private placement warrants 2014 (ii)	161,654	–	161,654	–
	18,561,654	$58,079	18,561,654	$151,343

(i)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

12.        Finance income and finance costs:

(a)	Finance income :

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Interest income	$3,796	$22,728	$27,255	$64,869
Foreign exchange gain	234,974	162,412	70,445	1,248,635
Finance income	$238,770	$185,140	$97,700	$1,313,504

(b)	Finance costs :

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Interest charges and other finance costs	$(620,442)	$(334,000)	$(1,902,324)	$(999,293)

13.       Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2016, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

13.       Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016 and 2015	$2.50	4,242,025	$3.10	8,045,818
Granted	1.54	881,000	1.74	998,000
Forfeited	2.71	(406,461)	3.57	(1,382,250)
Expired	3.39	(218,599)	3.84	(2,069,168)
Options outstanding at November 30, 2016 and 2015	$2.24	4,497,965	$2.58	5,592,400

Exercisable options at November 30, 2016 and 2015	$2.58	2,670,964	$2.93	3,389,867

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Nine-month period ended November 30, 2016	Nine-month period ended November 30, 2015

Exercise price	$1.54	$1.74
Share price	$1.54	$1.74
Dividend	–	–
Risk-free interest	0.67%	0.56%
Estimated life	3.50 years	3.43 years
Expected volatility	49.46%	55.90%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2016 is $0.56 (2015 - $0.69). No options were granted to non-employees during the nine-month periods ended November 30, 2016 and 2015.

Stock-based compensation recognized under this plan amounted to $174,515 and $557,119, respectively, for the three-month and nine-month periods ended November 30, 2016 (2015 -$282,199 and $813,537).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

13.       Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

		2016
	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016	$1.55	625,000
Forfeited	1.55	(150,000)
Options outstanding at November 30, 2016	$1.55	475,000

Exercisable options at November 30, 2016	$–	–

Stock-based compensation recognized under this plan amounted to $48,618 and $122,825, respectively, for the three-month and nine-month periods ended November 30, 2016 (2015 – nil).

(b)	Corporation Restricted Share Units (‘’RSUs’’) and Deferred Share Units (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

There are no RSUs outstanding as at November 30, 2016 (2015 – 11,250) and no stock-based compensation was recognized for the three-month and nine-month periods ended November 30, 2016 (2015 - $4,061 and $16,312).

Out of the 350,354 DSUs granted by the Corporation during the period, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2018, 101,398 DSUs vest upon services to be rendered during a period of twelve months and 88,956 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

		2016		2015
	Weighted average exercise price	Number of DSUs	Weighted average exercise price	Number of DSUs

DSUs outstanding at March 1, 2016 and 2015	$1.72	75,000	$–	–
Granted	1.57	350,354	1.72	75,000
DSUs outstanding at November 30, 2016 and 2015	$1.60	425,354	$1.72	75,000

Exercisable DSUs at November 30, 2016 and 2015	$1.64	189,306	$–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

13.       Share-based payment (continued):

(b)	Corporation Restricted Share Units (‘’RSUs’’) and Deferred Share Units (‘’DSUs’’) (continued):

The weighted average fair value of the DSUs granted during the nine-month period ended November 30, 2016 was $1.57 (2015 – $1.72) per unit.

Stock-based compensation recognized under this plan amounted to $91,684 and $304,842, respectively, for the three-month and nine-month periods ended November 30, 2016 (2015 – $94,559 and $129,000).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

		2016		2015
	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants

Warrants outstanding at March 1, 2016 and 2015	$12.84	292,047	$13.58	395,931
Forfeited	11.86	(129,122)	18.33	(17,620)
Expired	12.25	(138,751)	15.79	(24,462)
Warrants outstanding and exercisable at November 30, 2016 and 2015	$21.50	24,174	$13.39	353,849

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV on the eve of the grant. Under this plan, the maximum number of Class A shares that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of Acasti’s total issued and outstanding shares. Acasti is authorized to grant such number of options under the stock option plan that could result in a number of Class A shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

13.       Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016 and 2015	$13.52	454,151	$15.33	429,625
Granted	1.72	835,400	4.65	109,188
Exercised	–	–	2.50	(250)
Forfeited	12.39	(159,200)	18.52	(21,000)
Expired	14.86	(125,500)	18.57	(17,500)
Options outstanding at November 30, 2016 and 2015	$3.72	1,004,851	$12.76	500,063

Options exercisable at November 30, 2016 and 2015	$9.66	236,595	$15.29	365,564

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Nine-month period ended November 30, 2016	Nine-month period ended November 30, 2015

Exercise price	$1.72	$4.65
Share price	$1.72	$4.65
Dividend	–	–
Risk-free interest	0.70%	0.66%
Estimated life	4.38 years	4.20 years
Expected volatility	124.66%	65.63%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2016 was $1.39 (2015 - $2.14). No options were granted to non-employees during the nine-month periods ended November 30, 2016 and 2015.

Stock-based compensation recognized under this plan amounted to $155,133 and $429,856, respectively, for the three-month and nine-month periods ended November 30, 2016 (2015 - $45,427 and $157,074). Amounts for the nine-month periods ended November 30, 2016 and 2015 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(e)	Acasti Restricted Share Units (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti.

There are no awards outstanding as at November 30, 2016 (2015 – 1,125) and no stock-based compensation was recognized for the three-month and nine-month periods ended November 30, 2016 (2015 - $2,442 and $156,059).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

13.       Share-based payment (continued):

(f)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

		2016		2015
	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2016 and 2015	$12.65	292,850	$18.51	505,750
Exercised	–	–	2.50	(7,500)
Expired	3.55	(89,225)	28.17	(37,500)
Forfeited	24.59	(57,875)	29.30	(21,500)
Call-options outstanding at November 30, 2016 and 2015	$13.48	145,750	$17.43	439,250

Call-options exercisable at November 30, 2016 and 2015	$13.48	145,750	$17.36	437,000

No stock-based compensation was recognized under the call-option plan for the three-month and nine-month periods ended November 30, 2016 and 2015.

14.       Income (loss) per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	Three-month period ended November 30, 2016	Nine-month period ended November 30, 2016

Weighted average number of voting shares	77,945,548	77,945,548
Dilutive effect of deferred share units	232,510	147,960
Weighted average number of diluted shares	78,178,058	78,093,508

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	5,907,139	5,990,758

Excluded from the calculation of the diluted income per share for the three-month and nine-month periods ended November 30, 2015 is the impact of the stock options, deferred share units and warrants as they would be anti-dilutive.

Stock options, deferred share units and warrants could be dilutive in the future.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

15.       Income tax recovery (expense):

Income tax recognized in income or loss:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Deferred tax (recovery) expense - Origination and reversal of temporary differences	$(216,650)	$–	$82,876	$–

Income tax (recovery) expense	$(216,650)	$–	$82,876	$–

The deferred income tax expense for the nine-month period ended November 30, 2016 results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

16.       Supplemental cash flow disclosure:

(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Trade and other receivables	$(9,807,733)	$(95,743)	$(6,313,434)	$810,683
Tax credits receivable	98,691	1,338,821	41,237	1,645,280
Prepaid expenses	(17,425)	(131,260)	482,965	69,918
Inventories	1,024,439	759,586	4,118,891	436,176
Trade and other payables	(3,184,992)	546,808	(5,429,737)	(973,272)
Deferred revenues	361,275	15,314	506,896	204,298
Changes in operating assets and liabilities	$(11,525,745)	$2,433,526	$(6,593,182)	$2,193,083

(b)	Non-cash transactions:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Acquired property, plant and equipment included in trade and other payables	$297,679	$99,606	$324,014	$163,825
Intangible assets included in trade and other payables and long-term payables (note 8)	6,181,714	(50,112)	6,182,603	–
Tax credit receivable applied against property, plant and equipment	–	(33,734)	–	(33,734)
Acquired property, plant and equipment by way of a capital lease	–	–	–	16,250

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

17.       Commitments and contingencies:

(a)	Commitments:

(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, a former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(ii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over the next 12-month period for a total cost of $2,534,463, of which an amount of $647,618 has been paid to date. As at November 30, 2016, an amount of $615,107 is included in ''Trade and other payables'' in relation to these projects.

Acasti has entered into a contract to purchase research and development equipment for a total cost of $2,421,894 to be used in the clinical and future commercial supply of his product. As at November 30, 2016, an amount of $1,390,029 has been paid in relation to this equipment. As at November 30, 2016, an amount of $290,712 is included in ''Trade and other payables'' in relation to this equipment.

(iii)	As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a specialty ingredient (see note 8). According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years.

(iv)	In the normal course of business, Neptune has signed agreements with various partners and suppliers totalizing $955,237 for the next 12-month period.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)	The Corporation initiated arbitration against a customer that owed US$3.7 million ($5 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at November 30, 2016 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

18.       Financial Instruments:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

18.       Financial Instruments (continued):

Financial instruments measured at amortized cost:

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans and borrowings approximates the carrying amounts and was measured using level 3 inputs.

Financial instruments measured at fair value:

Other investment:

The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $58,489 or $0.12 per share as at November 30, 2016 considering the effect of the consolidation of shares on a 10:1 basis that occurred on September 27, 2016 ($174,479 or $0.035 as at February 29, 2016). The change in fair value amounted to a loss of $39,379 and $115,990, respectively, for the three-month and nine-month periods ended November 30, 2016 (a loss of $79,694 and $152,562 for the three-month and nine-month period ended November 30, 2015). For the three-month and nine-month periods ended November 30, 2016, of these amounts, a portion of $38,960 and $112,010 (2015 - $73,050 and $86,697), respectively, are accounted for through other comprehensive income or loss and a portion of $419 and $3,980 (2015 - $6,644 and $65,865), respectively, are accounted for in change in fair value of derivative assets and liabilities.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	November 30, 2016	February 29, 2016

Exercise price (1)	US$1.40	US$1.50
Share price	US$1.40	US$1.50
Dividend	–	‒
Risk-free interest	1.19%	0.87%
Estimated life	2.01 years	2.76 years
Expected volatility	78.70%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.03 per share issuable as at November 30, 2016 ($0.09 per share issuable as at February 29, 2016). The change in fair value amounted to a loss of $1,879 and a gain $93,264 respectively, for the three-month and nine-month periods ended November 30, 2016 (a gain of $343,232 and $2,019,559, respectively, for the three-month and nine-month periods ended November 30, 2015) and is accounted for in change in fair value of derivative assets and liabilities.

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a gain of $28,544 and a loss of $21,971 respectively.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

18.       Financial Instruments (continued):

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at November 30, 2016 and February 29, 2016 is presented in the following table:

	November 30, 2016	February 29, 2016

Opening balance at March 1, 2016 and 2015	$151,343	$2,281,508
Change in fair value gain	(93,264)	(2,130,165)
Closing balance at November 30, 2016 and February 29, 2016	$58,079	$151,343

Derivative swap agreements:

	November 30, 2016	February 29, 2016

Non-current liabilities
Cross currency swap contract	$229,180	$–
Interest rate swap contract	11,505	37,049
	$240,685	$37,049

(i)	Currency risk:

The Corporation uses currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value.

The Corporation foreign exchange derivatives are as follows:

	Fixed rate	Notional		November 30,	February 29,
	%	amount	Maturity	2016	2016

Cross currency swap (GBP for CDN$)	12.00	CAD$3,639,930	April 30, 2018	$153,818	$–
Cross currency swap (CDN$ for US$)	13.17	US$2,768,850	April 30, 2018	75,362	–

The level 2 fair value determination of cross currency swap agreements is determined using rates published by the financial institution which is counterparty to these. The change in fair value of the CDN/US cross currency swap amounted to a loss of $87,571 and $75,362 for the three-month and nine-month periods ended November 30, 2016 respectively and is accounted for in change in fair value of derivative assets and liabilities. The change in fair value of the GBP/CDN cross currency swap amounted to a loss of $109,796 and $153,818 for the three-month and nine-month periods ended November 30, 2016 respectively and is accounted for in change in fair value of derivative assets and liabilities. Neptune has reserved $352,000 of short-term investments as pledge for the cross currency swap.

An assumed 1% change in the foreign exchange rate would not have a material effect on the net income (loss).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

18.       Financial Instruments (continued):

(ii)	Interest rate risk:

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		November 30,	February 29,
	%	amount	Maturity	2016	2016

Interest rate swap agreement	2.94	$5,022,320	December 27,	$11,505	$37,049
			2018

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net income (loss).

19.       Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) income before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

19.       Operating segments (continued):

Information about reportable segments:

Three-month period ended November 30, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenues from external sales and royalties	$12,139,373	$1,258	$–	$12,140,631
Revenues from transactions with other operating segment	112,500	–	(112,500)	–
Gross margin	3,450,378	1,258	1,230	3,452,866
Research and development expenses	(339,495)	(1,684,457)	580,707	(1,443,245)
Selling, general and administrative expenses	(4,511,700)	(829,092)	–	(5,340,792)
Other income – royalty settlement	13,117,000	–	–	13,117,000
Income (loss) from operating activities	11,716,183	(2,512,291)	581,937	9,785,829
Finance income	126,144	118,637	(6,011)	238,770
Finance costs	(625,208)	(1,245)	6,011	(620,442)
Change in fair value of derivative assets and liabilities	(197,786)	(1,941)	62	(199,665)
Income (loss) before income tax	11,019,333	(2,396,840)	581,999	9,204,492
Income tax recovery	216,650	–	–	216,650
Net income (loss)	11,235,983	(2,396,840)	581,999	9,421,142
Depreciation and amortization	(856,355)	(620,536)	580,707	(896,184)
Stock-based compensation	(314,817)	(155,133)	–	(469,950)
Reportable segment assets	133,537,974	21,588,747	(45,085,182)	110,041,539
Reportable segment liabilities	36,807,866	1,819,202	(16,064)	38,611,004

Three-month period ended November 30, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenues from external sales and royalties	$5,514,888	$5,074	$–	$5,519,962
Gross margin	1,648,155	2,683	–	1,650,838
Research and development expenses	(386,401)	(2,155,065)	580,707	(1,960,759)
Selling, general and administrative expenses	(2,824,367)	(480,997)	–	(3,305,364)
Other income – insurance recoveries	500,000	–	–	500,000
Loss from operating activities	(1,062,613)	(2,633,379)	580,707	(3,115,285)
Finance income	96,683	88,457	–	185,140
Finance costs	(332,892)	(1,108)	–	(334,000)
Change in fair value of derivative assets and liabilities	(6,644)	354,738	(11,506)	336,588
Loss before income tax and net loss	(1,305,466)	(2,191,292)	569,201	(2,927,557)
Depreciation and amortization	(599,767)	(601,081)	580,707	(620,141)
Stock-based compensation	(397,402)	(43,961)	–	(441,363)
Reportable segment assets	101,683,248	30,928,190	(46,069,414)	86,542,024
Reportable segment liabilities	21,062,130	1,895,865	(41,251)	22,916,744

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

19.       Operating segments (continued):

Nine-month period ended November 30, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenues from external sales and royalties	$34,980,700	$7,797	$–	$34,988,497
Revenues from transactions with other operating segment	112,500	–	(112,500)	–
Gross margin	9,554,395	7,797	1,230	9,563,422
Research and development expenses	(1,090,890)	(5,677,465)	1,742,121	(5,026,234)
Selling, general and administrative expenses	(10,197,830)	(2,251,484)	–	(12,449,314)
Other income – royalty settlement	13,117,000	–	–	13,117,000
Income (loss) from operating activities	11,382,675	(7,921,152)	1,743,351	5,204,874
Finance income	226,505	(39,652)	(89,153)	97,700
Finance costs	(1,975,572)	(15,905)	89,153	(1,902,324)
Change in fair value of derivative assets and liabilities	(233,160)	96,365	(3,101)	(139,896)
Income (loss) before income tax	9,400,448	(7,880,344)	1,740,250	3,260,354
Income tax expense	(82,876)	–	–	(82,876)
Net income (loss)	9,317,572	(7,880,344)	1,740,250	3,177,478
Depreciation and amortization	(2,388,711)	(1,843,458)	1,742,121	(2,490,048)
Stock-based compensation	(984,786)	(429,856)	–	(1,414,642)
Reportable segment assets	133,537,974	21,588,747	(45,085,182)	110,041,539
Reportable segment liabilities	36,807,866	1,819,202	(16,064)	38,611,004

Nine-month period ended November 30, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenues from external sales and royalties	$12,584,817	$17,227	$–	$12,602,044
Revenues from transactions with other operating segment	342,080	–	(342,080)	–
Gross margin	1,578,989	9,847	(85,478)	1,503,358
Research and development expenses	(1,250,790)	(5,797,356)	1,827,599	(5,220,547)
Selling, general and administrative expenses	(8,610,315)	(1,615,001)	–	(10,225,316)
Other income – insurance recoveries	1,224,259	–	–	1,224,259
Loss from operating activities	(7,057,857)	(7,402,510)	1,742,121	(12,718,246)
Finance income	392,356	921,148	–	1,313,504
Finance costs	(996,194)	(3,099)	–	(999,293)
Change in fair value of derivative assets and liabilities	(65,865)	2,086,818	(67,259)	1,953,694
Loss before income tax and net loss	(7,727,560)	(4,397,643)	1,674,862	(10,450,341)
Depreciation and amortization	(1,790,221)	(1,783,535)	1,742,121	(1,831,635)
Stock-based compensation	(1,083,633)	(201,024)	–	(1,284,657)
Reportable segment assets	101,683,248	30,928,190	(46,069,414)	86,542,024
Reportable segment liabilities	21,062,130	1,895,865	(41,251)	22,916,744

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2016 and 2015

19.       Operating segments (continued):

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

20.       Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended November 30, 2016 and 2015:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2016	2015	2016	2015

Short-term benefits	$609,353	$461,687	$1,962,810	$1,059,235
Severance	–	–	–	393,000
Share-based compensation costs	393,089	261,902	1,158,677	828,378
	$1,002,442	$723,589	$3,121,487	$2,280,613